Free Writing Prospectus filed pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement

dated May 7, 2020 to the Prospectus dated

February 5, 2020. Registration Statement

No. 333-236276

For Release: Thursday, May 7, 2020

General Motors Prices $4.0 Billion of Senior Unsecured Notes

DETROIT — General Motors Co. (NYSE: GM) announced today the pricing of three series of senior unsecured notes for a total of $4.0 billion. These notes include $1.0 billion of 5.40 percent notes due in 2023, $2.0 billion of 6.125 percent notes due in 2025 and $1.0 billion of 6.80 percent notes due in 2027. The offering is expected to settle on May 12, 2020. In addition, following the closing of the notes offering, GM expects to enter into a new 364-Day Revolving Credit Agreement, subject to certain closing conditions. We expect the New 364-Day Revolving Facility to be unsecured and to provide available borrowing capacity of approximately $2 billion in U.S. Dollars, and we have received commitments from lenders in excess of this amount.

GM intends to use the net proceeds from the sale of the notes for general corporate purposes.

GM has filed a registration statement, including a prospectus and preliminary prospectus supplement, with the SEC for this offering. Prospective investors should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents GM has filed with the SEC for more complete information about GM and this offering. The documents are available for free by visiting EDGAR on the SEC website at sec.gov.

Alternatively, copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained by contacting the book-running manager:

Deutsche Bank Securities Inc.

Attention: Prospectus Group

60 Wall Street, New York, NY 10005

800-503-4611

prospectus.CPDG@db.com

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities, in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offer or sale of these securities will be made only by means of a prospectus, including a prospectus supplement, forming a part of the related registration statement.

Cautionary Note on Forward-Looking Statements: This press release contains forward-looking statements that represent our current judgment about possible future events. In making these statements we rely on assumptions and analysis based on our experience and perception of historical trends, current conditions and expected future developments as well as other factors we consider appropriate under the circumstances. We believe these judgments are reasonable, but these statements are not guarantees of any events or financial results, and our actual results may differ materially due to a variety of important factors, both positive and negative. A list and description of these factors can be found in our Annual Report on Form 10-K and our subsequent filings with the U.S. Securities and Exchange Commission. We caution readers not to place undue reliance on forward-looking statements. We undertake no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events or other factors that affect the subject of these statements, except where we are expressly required to do so by law.

CONTACT:

Lauren Langille

GM Finance Communications

931-398-8191

lauren.langille@gm.com